SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 2)

COMBINATORX, INCORPORATED

(Name of Subject Company (Issuer) and Filing Person (Offeror))

Options to Purchase Common Stock, Par Value $0.001 Per Share, of CombinatoRx, Incorporated

(Title of Class of Securities)

20010A103

(CUSIP Number of Class of Securities (Underlying Common Stock))

Robert Forrester

Interim President and Chief Executive Officer

245 First Street, Third Floor

Cambridge, Massachusetts 02142

(617) 301-7000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Filing Person)

with copies to:

Jason F. Cole, Esq. Senior Vice President and General Counsel 245 First Street, Third Floor Cambridge, Massachusetts 02142 (617) 301-7000	Stuart M. Cable, Esq. Joseph L. Johnson III, Esq. Goodwin Procter LLP 53 State Street Boston, Massachusetts 02109 (617) 570-1000

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$1,030,491	$57.51

*	Calculated solely for purposes of determining the filing fee. The calculation of the Transaction Value assumes that all options to purchase shares of the issuer’s common stock that may be eligible for exchange in the offer will be tendered pursuant to the offer. These options cover an aggregate of 1,760,574 shares of the issuer’s common stock and have an aggregate value of $1,030,491 as of October 7, 2009, calculated based on the Black-Scholes option pricing model based on a price per share of common stock of $1.30, the price of the issuer’s common stock as reported on The NASDAQ Global Market on October 7, 2009.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $55.80 per million dollars of the value of the transaction. The Transaction Valuation set forth above was calculated for the sole purpose of determining the Amount of Filing Fee and should not be used for any other purpose.

☑	Check the box if any part of the fee is offset as provided in Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $57.51	Filing Party: CombinatoRx, Incorporated
Form or Registration No.: Schedule TO-I	Date Filed: October 13, 2009

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

This Amendment No. 2 to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed by CombinatoRx, Incorporated, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on October 13, 2009, as amended by Amendment No. 1 filed with the SEC on October 27, 2009 (as amended, the “Schedule TO”), in connection with the Company’s offer to exchange certain outstanding stock options for new stock options (the “Offer”) upon the terms and subject to the conditions set forth in the Offer to Exchange that was filed as Exhibit (a)(1)(A) to the Schedule TO (the “Offer to Exchange”).

This Amendment No. 2 amends and supplements the Schedule TO and supplements the Offer to Exchange in order to state that through 5 p.m., Eastern Time, on October 27, 2009, the date on which the Company extended the deadline for tendering stock options or withdrawing tendered stock options in the Offer, of the 1,760,574 total stock options covered by the Offer, options to purchase 180,500 shares of the Company’s common stock, or approximately 10.3% of the stock options covered by the Offer, had been deposited for exchange in the Offer.

ITEM 11. ADDITIONAL INFORMATION.

Item 11(b) of the Schedule TO is hereby amended by adding the following paragraph:

“On October 27, 2009, the Company extended the deadline for tendering stock options or withdrawing tendered stock options in the Offer to 5:00 p.m., Eastern Time, on November 17, 2009. Through 5:00 p.m., Eastern Time, on October 27, 2009, the date on which the Company extended the deadline for tendering stock options or withdrawing tendered stock options in the Offer, of the 1,760,574 total stock options covered by the Offer, options to purchase 180,500 shares of the Company’s common stock, or approximately 10.3% of the stock options covered by the Offer, had been deposited for exchange in the Offer.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

COMBINATORX, INCORPORATED

Date: October 28, 2009	By:	/s/ Robert Forrester

Robert Forrester Interim President and Chief Executive Officer